FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated November 13, 2013

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten 61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

7.40 AM CET / 13-Nov-2013 / AB Svensk Exportkredit (STO:SEKO) (LSE:88LX)

Catrin Fransson Appointed New CEO of SEK

SEK's Board of Directors has named Catrin Fransson as the new CEO and President of the Swedish Export Credit Corporation (SEK). She is currently Head of Group Products and a member of the Executive Committee at Swedbank. By appointing Catrin Fransson, the Board of Directors aims to maintain and develop SEK's position as a premier provider of financing for the Swedish export industry.

"We want to strengthen our focus on customers, which has already begun. We were looking for someone with extensive experience in the financial sector, strong leadership skills and a business focus. Catrin Fransson has a proven ability of developing all aspects of financial companies," said Chairman of SEK’s Board of Directors Lars Linder-Aronson.

In recent years, Catrin Fransson has been a member of the Swedbank Group Executive Committee. Her duties have included responsibility for the northern region within Swedbank, and in 2007 she was appointed Head of Customer Services in charge of business development. In 2010 she was promoted to Head of Swedish Banking, the largest business area within the bank at the time, with responsibility for 5,000 people. This year she was appointed Head of Group Products, with responsibility for Swedbank Group's products and services, within the deposits and lending, cards and payments, asset management and insurance. This role includes responsibility for most of Swedbank's subsidiaries with 1,400 employees in Sweden and 600 in the three Baltic countries. She will now become the first female CEO in SEK’s history spanning more than 50 years.

"I feel a strong commitment to SEK's mission to strengthen the Swedish export industry by ensuring long-term and competitive financing. For me personally, SEK offers an interesting and challenging next step," said Catrin Fransson.

"SEK's new CEO has considerable experience of success in senior positions in one of Sweden's largest financial firms. She has good personal qualities, as well as relevant professional experience that is well suited to SEK," added SEK Chairman Lars Linder-Aronson.

Catrin Fransson will assume the role of CEO at SEK's Annual General Meeting on April 28, 2014. Peter Yngwe will, as previously announced, remain as CEO until then.

CATRIN FRANSSON'S CV
2013-	Head of Group Products, Swedbank
2010-2012	Head of Retail Banking Sweden, Swedbank
2007-2010	Head of Customer Offerings & Products, Swedbank
2004-2007	Executive Vice President, Region Manager – Northern Region, Swedbank
2003-2004	Area Manager Stockholm, Föreningssparbanken
2000-2002	CRM Manager, Swedbank Markets
1997-2000	Various Management positions, Föreningssparbanken
1983-1986	Bachelor of Economics, University of Luleå

FACTS ABOUT SEK
The Swedish Export Credit Corporation (SEK) is a Swedish state-owned company tasked with the mission of securing access to financial solutions on a commercial basis for the Swedish export economy. SEK has a complementary role to banks and creates advantages and security for its clients through its independence, specialization and expertise in international financing. For more than 50 years since it was founded, SEK’s role has been to strengthen the Swedish export industry through financing solutions. In 2012 SEK’s new lending amounted to Skr 56.2 billion and SEK’s total assets at year-end 2012 amounted to approximately Skr 313 billion. SEK has generated a profit every year since it began in 1962 and the company's dividend to its shareholder, the Swedish Government, for 2012 was approximately Skr 212 million.

CONTACT
Edvard Unsgaard, Head of Communications, SEK +46 8-613 84 48
Lars Linder-Aronson, Chairman of the Board, SEK +46 8-613 83 00

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 13, 2013

AB Svensk Exportkredit (publ)

(Swedish Export Credit Corporation)

By:	/s/Sven-Olof Söderlund

Sven-Olof Söderlund Executive Director - Strategic Analysis